

Unaudited Financial Statements

For the year-ended

December 31, 2019



Table of Contents

Amnion Life, LLC
Balance Sheet
As of December 31, 2019
(Unaudited)

		2019
ASSETS		
Current Assets		
Cash & Cash Equivalents	$	17,050
Other Current Receivables		5
Prepaid Expenses		25,898
Total Current Assets		42,953
Fixed Assets, net		406
Other Assets		
Investment in Amnion Life Pozega LLC		250
Security Deposits		-
Total Other Assets		250
TOTAL ASSETS	$	**43,608**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$	22,915
Other Current Payables		73,306
Total Current Liabilities		96,220
Other Liabilities		
Accrued Interest		2,568
Loan from Owner		116,226
Convertible-to-Equity Debt		355,892
Total Other Liabilities		474,687
Total Liabilities	$	570,907
Equity		
Partner's Equity	$	1,024,513
Retained Earnings		(983,783)
Net Income		(568,029)
Total Equity	$	(527,299)
TOTAL LIABILITIES AND EQUITY	$	**43,608**

Amnion Life, LLC
Statement of Operations
For the year ended December 31, 2019
(Unaudited)

	2019
Gross Profit	$ -
Expenses	
Advertising & Promotional	3,239
Research & Development	412,839
Travel & Entertainment	16,339
Administrative Expenses	37,331
Outside & Professional Services	100,871
Other Operating Expense/(Income)	(3,912)
Taxes & Licenses	1,323
Total Expenses	568,029
Net Operating Income	(568,029)
Net Income	**$ (568,029)**

Amnion Life, LLC
Statement of Cash Flows
For the year ended December 31, 2019
(Unaudited)

	2019
OPERATING ACTIVITIES	
Net Income	$ (568,029)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	290
Other Current Receivables	851
Prepaid Expenses, Current	(1,308)
Payables	82,672
Accrued Interest	2,502
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**85,006**
Net cash provided by operating activities	**(483,023)**
INVESTING ACTIVITIES	
Additions to Fixed Assets	(381)
Net cash provided by investing activities	**(381)**
FINANCING ACTIVITIES	
Convertible-to-Equity Debt	355,892
Loan from Owner	114,184
Net cash provided by financing activities	**470,076**
Net cash increase for period	**(13,328)**
Cash at beginning of period	30,378
Cash at end of period	**$ 17,050**

Amnion Life, LLC
Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITES:

Organization and Business - Amnion Life, LLC (the "Company") was organized as a Limited Liability Company on April 27, 2016 in the State of Delaware. The Company's principle business activity is the development of medical devices. The Company was formed to develop the AmnioBed, an amniotic neonatal incubator system that incorporates unparalleled disruptive technology to promote ongoing development immediately following birth.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation – These unaudited financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2019. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2019, none of the Company's accounts exceeded the FDIC insured limits.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Research and Development - Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged in 2019 is $412,839.

3. PROPERTY AND EQUIPMENT:

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

	2017
Fixed Assets, cost	$ 932
Fixed Assets, accumulated depreciation	(526)
Fixed Assets, net	$ 406

4. CONVERTIBLE-TO-EQUITY DEBT:

The Company completed a round of fundraising using the Wefunder platform in 2019 and raised a total of $305,892 in funds with a valuation cap of $12.5MM with a 10% discount if the Company converts below the valuation cap. A second, private investment was made on November 11, 2019 of $50,000 with a valuation cap of $12.5MM with a 10% discount if the Company converts below the valuation cap.

5. COMMITMENTS AND CONTINGENCIES:

Commitments – Lease agreement for facility in Pozega, Serbia is €200 per month on a month to month basis commitment.

6. RELATED PARTY TRANSACTIONS:

Related Party Transactions – During the period, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company:

	2019
Beginning Balance, January 1, 2019	$ 2,042
Officers and directors	114,184
Other related parties	-
Total, December 31, 2019	$ 116,226

The amount owing to officers and directors relates to a shareholder loan which is due on demand, unsecured and carries an annual percentage rate of 5%. No guarantees have been given.

Accrued interest payable on the related party transactions is as follows:

	2019
Beginning Balance, January 1, 2019	$ 66
Accrued interest during the year	2,502
Total, December 31, 2019	$ 2,568

7. PARTNERS' EQUITY AND OWNERSHIP:

During 2018 the Company awarded Profit Interest Units of 11,244 with a valuation cap of $5MM, which became fully vested in 2019.

During 2018 the Company awarded Phantom Equity Units of 1,700 with a valuation cap of $5MM, which became fully vested in 2019.

At the end of December 31, 2019 the Company had the following ownership interests:

	2019
Class A Units, voting	1,000,000
Class B Units, non-voting	292,812
Profit Interest Units (PIU), non-voting	11,244
Total Unit Ownership, December 31, 2019	1,304,056

8. SUBSEQUENT EVENTS:

In March of 2020 the company raised additional private funds of $75,000 at a $7.5MM valuation cap.